Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: May 24, 2021

Xeris Pharmaceuticals, Inc. (“Xeris”) is using or making available the following communications through the website www.xerisstrongbridge.com (the “microsite”), a website maintained by Xeris providing information relating to the acquisition of Strongbridge Biopharma plc (“Strongbridge”):

Exhibit 1: Language from landing page the microsite entitled “Disclaimer Notice—Important”

Exhibit 2: Page of the microsite entitled “Homepage”

Exhibit 3: Page of the microsite entitled “Press Releases”

Exhibit 4: Page of the microsite entitled “Announcements”

Exhibit 5: Page of the microsite entitled “Filings”

Exhibit 6: Copy of the Xeris infographic under the “view infographic” button

Exhibit 1

Language from the landing page of the microsite entitled “Disclaimer Notice – Important”

Disclaimer Notice – Important

You are attempting to enter a website that is designated for the publication of documents and information in connection with the proposed offer (the Offer) by Xeris Pharmaceuticals, Inc. (Xeris) for Strongbridge Biopharma plc (Strongbridge).

The full terms and conditions of the Offer will be set out in the Joint Proxy Statement. In deciding whether or not to accept the Offer, shareholders of Strongbridge should rely only on the information contained and procedures described in the Joint Proxy Statement.

Terms defined in the announcement of the Offer dated 24 May 2021 shall have the same meaning when used in this notice.

ACCESS TO THIS WEBSITE MAY BE RESTRICTED UNDER SECURITIES LAWS IN CERTAIN JURISDICTIONS. THIS NOTICE REQUIRES YOU TO CONFIRM CERTAIN MATTERS (INCLUDING THAT YOU ARE NOT RESIDENT IN SUCH A JURISDICTION), BEFORE YOU MAY OBTAIN ACCESS TO THE INFORMATION. THE INFORMATION IS NOT DIRECTED AT, AND IS NOT INTENDED TO BE ACCESSIBLE BY, PERSONS RESIDENT IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION. IF YOU ARE NOT PERMITTED TO VIEW THE INFORMATION, OR VIEWING THE INFORMATION WOULD RESULT IN A BREACH OF THE ABOVE, OR YOU ARE IN ANY DOUBT AS TO WHETHER YOU ARE PERMITTED TO VIEW THE INFORMATION, PLEASE EXIT THIS WEBPAGE. THIS WEBSITE CONTAINS ANNOUNCEMENTS, DOCUMENTS AND INFORMATION (TOGETHER THE INFORMATION) RELATING TO THE OFFER IN COMPLIANCE WITH THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES 2013 (THE IRISH TAKEOVER RULES). THE INFORMATION IS BEING MADE AVAILABLE IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY, AND ITS AVAILABILITY IS SUBJECT TO THE TERMS AND CONDITIONS SET OUT BELOW. THE INFORMATION IS NOT INTENDED TO, AND DOES NOT, CONSTITUTE OR FORM ANY PART OF AN OFFER TO SELL OR OTHERWISE DISPOSE OF OR AN INVITATION OR THE SOLICITATION OF AN OFFER TO PURCHASE OR OTHERWISE ACQUIRE ANY SECURITIES, OR THE SOLICITATION OF A VOTE OR APPROVAL PURSUANT TO THE INFORMATION OR OTHERWISE. ANY PERSON SEEKING ACCESS TO THIS WEBSITE REPRESENTS AND WARRANTS TO XERIS AND STRONGBRIDGE THAT THEY ARE DOING SO FOR INFORMATION PURPOSES ONLY.

BASIS OF ACCESS TO INFORMATION

Please read this notice carefully before clicking “I agree” or “I disagree” below. This notice applies to all persons who view this website and, depending on where you live, it may affect your rights. This notice may be amended or updated by Xeris and Strongbridge from time to time and it should be read carefully in full each time you wish to view the website. In addition, the content of the website, and its accessibility by certain persons, may be amended at any time in whole or in part at the discretion of Xeris and Strongbridge. The Information speaks only at the date of the relevant document or announcement and Xeris and Strongbridge have, and accept, no responsibility or duty to update any Information (other than to the extent such duty arises as a matter of law or regulation).

The Xeris directors and the Xeris Biopharma Holdings, Inc. directors accept responsibility for the information contained in this website other than that relating to Strongbridge, the Strongbridge group, and the Strongbridge directors, and members of their immediate families, related trusts and persons connected with them, and for the statements made by Strongbridge in respect of Xeris and Xeris Biopharma Holdings, Inc. To the best of the knowledge and belief of the Xeris directors, the Xeris Biopharma Holdings, Inc. directors (who, in each case, have taken all reasonable care to ensure such is the case), the information contained in this website for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Strongbridge directors accept responsibility for the information contained in this website relating to Strongbridge, the Strongbridge group and the Strongbridge directors and members of their immediate families, related trusts and persons connected with them, except for the statements made by Xeris in respect of Strongbridge. To the best of the knowledge and belief of the Strongbridge directors (who, in each case, have taken all reasonable care to ensure such is the case), the information contained in the materials on this website for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

For regulatory reasons we have to ensure you are aware of the appropriate regulations for the country which you are in. To allow you to view details relating to the Offer, you have to read the following and then press “I agree”. If you are unable to agree you should press “I disagree” and you will not be able to view any such details.

OVERSEAS PERSONS

The Offer is being made for the securities of an Irish company and is subject to Irish disclosure requirements, which are different from those of other jurisdictions. As a consequence of legal restrictions, the release, publication or distribution of information contained on this website in certain jurisdictions or to certain persons may be restricted or unlawful. All persons who wish to view this website must first satisfy themselves that they are not subject to any local requirements in their jurisdiction of residence that prohibit or restrict them from doing so and should inform themselves of, and observe, any applicable legal or regulatory requirements applicable in their jurisdiction. If you are resident or located in a country that renders the accessing of this website or parts thereof illegal, whether or not subject to making certain notifications or taking other action, you should not view this website.

It is your responsibility to satisfy yourself as to the full observance of any relevant laws and regulatory requirements. If you are in any doubt, you should not continue to seek to access this website.

You should not forward, transmit or show the announcements, information or documents contained in this website to any person. In particular, you should not forward or transmit the announcements, information or documents contained therein to any jurisdiction where it would be unlawful to do so.

FORWARD-LOOKING STATEMENTS

The materials on this website, including information included or incorporated by reference, contain certain forward-looking statements with respect to a proposed transaction involving Xeris and Strongbridge and Xeris’, Strongbridge’s and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Xeris and, following the acquisition, if completed, the combined group. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary shareholder or regulatory approvals or required financing or to satisfy any of the other conditions to the possible acquisition, the reaction of Xeris’ and Strongbridge’s shareholders to the proposed transaction, adverse effects on the market price of Xeris shares of common stock or Strongbridge ordinary shares and on Xeris’ or Strongbridge’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Strongbridge’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Xeris shares of common stock or Strongbridge ordinary shares, significant transaction costs and/or unknown or inestimable liabilities, the risk that any potential payment of proceeds pursuant to the CVR Agreement may not be distributed at all or result in any value to Strongbridge shareholders, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, the impact of the COVID-19 pandemic on Xeris’ or Strongbridge’s businesses or the combined businesses following the consummation of the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Xeris’ or, as the case may be, Strongbridge’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in these materials could cause Xeris’ plans with respect to Strongbridge, Strongbridge’s or Xeris’ actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this notice are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as the date thereof. Additional information about economic, competitive, governmental, technological and other factors that may affect Xeris is set forth in Item 1A, “Risk Factors,” in Xeris’ 2020 Annual Report on Form 10-K, which has been filed with the SEC. Additional information about economic, competitive, governmental, technological and other factors that may affect Strongbridge is set forth in Item 1A, “Risk Factors,” in Strongbridge’s 2020 Annual Report on Form 10-K, which has been filed with the SEC.

Any forward-looking statements in the materials on this website are based upon information available to Xeris, Strongbridge and/or their respective boards of directors, as the case may be, as of the date of the relevant material and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, none of Xeris, Strongbridge or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Xeris, Strongbridge or their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

CONFIRMATION OF UNDERSTANDING AND ACCEPTANCE OF THIS NOTICE

By clicking on “I agree” below, you confirm that you have read, understood and agreed to be bound by the terms of the notice set out above and that you are not in, or a resident of, any jurisdiction where to download or view the Information would constitute a breach of securities law or regulation in that jurisdiction. If you click “I disagree” below, we will be unable to provide you with access to the Information and you will be redirected. Subject to any continuing obligations under applicable law or any relevant regulatory requirements, Xeris and Strongbridge expressly disclaim any obligation to disseminate, after the date of the posting of any document or announcement on this webpage, any updates or revisions to any statements in such documents or announcements in relation to the Offer to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. If you are in any doubt about the contents of this website or the action you should take, you should seek your own financial advice from an appropriately authorized independent financial adviser.

Exhibit 2

Exhibit 3

Exhibit 4

Exhibit 5

Exhibit 6

XERIS PHARMACEUTICALS

STRONGBRIDGE BIOPHARMA

XERIS + STRONGBRIDGE

An Innovative Leader in Endocrinology and Rare Diseases

A Diversified Biopharmaceutical Company with an Enhanced Growth Profile, Well-Positioned for Long-Term Product Development and Commercial Success

Diversified and Increased Revenue Growth

Stronger revenue base with two growing commercial assets in large addressable markets

Opportunity for rapid launch of RECORLEV™ leveraging Xeris' experienced, endocrinology-focused commercial infrastructure

Specialized Commercial Platform and Expanded Development Pipeline

Robust endocrinology and rare disease-focused commercial infrastructure primed to bring the benefits of the company's products to a wider range of patients with unmet needs, including through expected rapid launch of RECORLEV™ in Q1 2022

Combined company to have robust pipeline of development programs to extend current marketed products into new indications and uses and bring new products forward

Strengthened Strategic Profile and Improved Access to Capital Markets

Expected to enable continued consolidation of commercial- and late development-stage products

Expected greater access to the debt and equity markets at a lower cost of capital

Significant Potential Synergies

Expected to generate **~$50 million** in pre-tax synergies by the end of 2022 from immediate and significant cost savings and future cost avoidance

Highlights

$267M

Transaction value

Combined company to be named **Xeris Biopharma Holdings**

SBBP shareholders to receive **0.7840** shares of Xeris Biopharma Holdings common stock for each SBBP share, representing approximately **$2.72** per SBBP share

SBBP shareholders will receive 1 non-tradeable contingent value right for each SBBP ordinary share, worth up to an additional **$1.00** payable in cash or Xeris Biopharma Holdings common stock at Xeris Biopharma Holdings' election upon achievement of certain regulatory and sales milestones

Ownership of Combined Company

Xeris
~60%
Strongbridge
~40%

Expected to close early in **Q4 2021**, subject to customary closing conditions, including shareholder approvals

Experienced Leadership Team

Combined company to be led by Xeris Chairman and CEO Paul R. Edick

Strongbridge CEO John Johnson and Garheng Kong, M.D., PhD, MBA to join board as new independent directors

Paul R. Edick
Chairman and CEO of Xeris

"This is a very compelling transaction that will create a scalable and diversified biopharmaceutical company increasingly oriented toward more specialty and rare disease products, positioning us for long-term product development and commercial success. Building on the continuing prescription growth of Gvoke® with an enhanced and diversified growth profile, expanded and scalable salesforce, and expected cost-synergies, the combined company will be well positioned to deliver compelling long-term value to shareholders."

John H. Johnson
CEO of Strongbridge

"Strongbridge has made significant progress advancing its portfolio of therapies for rare endocrine and rare neuromuscular diseases with focus, commitment and passion for the patients and physicians that we serve. We look forward to working closely with the Xeris team to unlock the potential value of our combined assets."

[1] If approved by FDA

The announcement issued jointly by Xeris and Strongbridge under Rule 2.5 of the Irish Takeover Rules on May 24, 2021 (the "**Rule 2.5 Announcement**") is available on Xeris' website at www.xerispharma.com and on Strongbridge's website at www.strongbridgebio.com.

Appendix I to the Rule 2.5 Announcement contains further details of the sources of information and bases of calculations set out in this communication. Appendix II to the Rule 2.5 Announcement contains definitions of certain expressions used in this communication.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The proposed transaction will be made solely by means of the Scheme Document (or, if applicable, the Takeover Offer Document), which will contain the full terms and conditions of the proposed transaction, including details of how Strongbridge shareholders may vote in respect of the proposed transaction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris, Xeris Biopharma Holdings and Strongbridge will prepare and Xeris Biopharma Holdings will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Strongbridge and Xeris and that also will constitute a prospectus with respect to the Xeris Biopharma Holdings Shares to be issued pursuant to the proposed transaction. The joint proxy statement will also contain the Scheme Document and further information relating to the implementation of the proposed transaction, the full terms and conditions of the scheme, notices of the Xeris shareholder meeting and the Strongbridge shareholder meetings and information on the Xeris Biopharma Holdings shares. Xeris and Strongbridge may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement or any other document which Xeris, Xeris Biopharma Holdings or Strongbridge may file with the SEC.

The joint proxy statement, if and when filed, as well as Xeris' and Strongbridge's other public filings with the SEC, may be obtained without charge at the SEC's website at www.sec.gov and, in the case of Xeris' filings, at Xeris' website at www.Xerispharma.com, and in the case of Strongbridge's filings, at Strongbridge's website at www.Strongbridgebio.com.

INVESTORS, XERIS SHAREHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND RELATED MATTERS.

Any vote in respect of the resolutions to be proposed at the Strongbridge shareholder meetings to approve the proposed transaction, the scheme or related matters, or any decision in respect of, or other response to, the proposed transaction, should be made only on the basis of the information contained in the joint proxy statement (including the Scheme Document). Similarly, any decision in respect of the resolutions to be proposed at the Xeris shareholder meeting or any decision in respect of, or other response to, the proposed transaction, should be made only on the basis of the information contained in the joint proxy statement.

PARTICIPANTS IN THE SOLICITATION

Xeris, Xeris Biopharma Holdings, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, which may be different from those of Xeris shareholders or Strongbridge shareholders generally, by security holdings or otherwise, will be set forth in the joint proxy statement (which will contain the Scheme Document) and any other relevant documents that are filed or will be filed with the SEC relating to the proposed transaction. Information about Xeris' directors and executive officers is contained in Xeris' Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. Information regarding Strongbridge's directors and executive officers is contained in Strongbridge's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021.

FORWARD-LOOKING STATEMENTS

Statement Required by the Irish Takeover Rules

SVB Leerink LLC is acting as Xeris' financial advisor in connection with the proposed transaction. In connection with the proposed transaction, SVB Leerink LLC and its directors, officers, employees, affiliates and agents will not regard any other person as its client, nor will it be responsible to anyone other than Xeris for providing the protections afforded to clients of SVB Leerink LLC or for giving advice in connection with the proposed transaction or any matter referred to herein.

No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Xeris or Strongbridge or Xeris Biopharma Holdings as appropriate. No statement in this communication constitutes an asset valuation.

General

This communication contains certain statements as to the estimated synergies arising from the proposed transaction. There are various material assumptions underlying the synergy (including cost reduction and cost avoidance) estimates which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates set out in Appendix I to the Rule 2.5 Announcement. The estimate of synergies set out in this communication has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) KPMG and (ii) SVB Leerink LLC. Copies of their respective reports are included in Appendix IV and Appendix V to the Rule 2.5 Announcement. The synergies exclude any potential revenue synergies. None of the synergies or other cost reduction or avoidance statements should be construed as a profit forecast or interpreted to mean that Xeris Biopharma Holding's profits or earnings in the first full year following completion of the proposed transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Xeris and/or Strongbridge for the relevant preceding financial period or any other period.

The release, publication or distribution of this communication in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions. Accordingly, copies of this communication and all other documents relating to the proposed transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Publication on a website

A copy of this communication will be published on Xeris' website at www.xerispharma.com and on Strongbridge's website at www.strongbridgebio.com.

The content of any website referred to in this communication is not incorporated into and does not form part of this communication.